DIRECT DIAL NUMBER:	Graham R. Laub
(215) 575-7277	glaub@dilworthlaw.com

April 28, 2006

VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:	Sterling Banks, Inc.'s Registration Statement on Form S-4

Gentlemen and Ladies:

Enclosed herewith for filing is a Registration Statement on Form S-4 relating to the offering of common stock of Sterling Banks, Inc. (the “Company”) in connection with a proposed bank holding company reorganization. Part I of the Registration Statement contains the prospectus of the Company with respect to the offering of common stock of the Company in the reorganization. Part I also consists of the proxy statement of Sterling Bank, a New Jersey bank, with respect to its 2006 annual meeting. Please be advised that the common stock of Sterling Bank is currently registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, and Sterling Bank files periodic and other reports with the Board of Governors of the Federal Reserve system pursuant to Section 12(i) of the Securities Exchange Act. Accordingly, Sterling Bank will file Part I of the Registration Statement with the Federal Reserve Board as the preliminary proxy statement of Sterling Bank in connection with its 2006 annual meeting. If the holding company reorganization is completed as proposed, then the Company would become the successor registrant of Sterling Bank, and the registration of Sterling Bank under the Securities Exchange Act would be terminated.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (215) 575-7277.

Very truly yours,
/s/ Graham R. Laub
Graham R. Laub

GRL:dgk
Enclosure